EXHIBIT 99.1

Innate Pharma to Host Key Opinion Leader Discussion on the Potential Role of Lacutamab Across T-Cell Lymphomas

Virtual event to take place at 2:00 p.m. CET / 8:00 a.m. ET on Tuesday, February 9, 2021

MARSEILLE, France, Feb. 03, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that it will host a virtual key opinion leader (KOL) discussion focused on the potential role of its lead investigational drug candidate, lacutamab, an anti-KIR3DL2 cytotoxicity-inducing antibody in development for T-cell lymphomas. The event will be held virtually on Tuesday, February 9, 2021 at 2:00 p.m. CET / 8:00 a.m. ET.

The event will feature presentations from the Company’s executive leadership team, as well as the following KOLs:

  Pierluigi Porcu, M.D., Professor of Medical Oncology, Dermatology and Cutaneous Biology and Director, Division of Hematologic Malignancies and Hematopoietic Stem Cell Transplantation at Thomas Jefferson University, US; Principal Investigator of Innate’s Phase 2 TELLOMAK clinical trial, which is evaluating lacutamab in mycosis fungoides and Sézary syndrome; and
  Olivier Hermine, M.D., Professor of Hematology at the University of Paris Descartes and Director, Division of Adult Hematology at Hôpital Universitaire Necker Enfants Malades, Member of the Académie des Sciences, Member of the Lymphoma Study Association (LYSA), France

Presenters will provide an overview of the treatment landscape and prevalence of the lacutamab target, KIR3DL2, across subtypes of T-cell lymphoma. They will also highlight the potential impact of lacutamab in current and upcoming clinical programs in cutaneous and peripheral T-cell lymphomas.

Details for the Virtual Event

The live webcast of the event will be available at the following link:
https://edge.media-server.com/mmc/p/yztsebvs

A telephone number will also be made available. Participants may register in advance of the event at http://emea.directeventreg.com/registration/2284358. Upon registration, participants will be provided with dial-in numbers, a direct event passcode and a unique registrant ID that they may use 10 minutes prior to the event start to access the call. Call reminders will also be sent to registered participants via e-mail the day prior to the event.

A replay of the webcast will be archived on Innate’s website for 90 days following the event.

This information can also be found in the Investors section of the Innate website, www.innate-pharma.com.

About Lacutamab:
Lacutamab (IPH4102) is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody, which is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease. This group of rare cutaneous lymphomas of T lymphocytes has a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with peripheral t-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com